10/4

Rec'd 9/26/06

06050847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBVA Securities of Puerto Rico, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 Muñoz Rivera Ave , Lobby Level BBVA Tower
(No. and Street)

San Juan (City) Puerto Rico (State) 00918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rosa Colón 787-777-2139
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

254 Muñoz Rivera Avenue BBVA Tower, Suite 900 Hato Rey PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 6 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 1 6 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD
10/5

OATH OR AFFIRMATION

I, Rafael Colón-Ascar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBVA Securities of Puerto Rico, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Presidente

Title

Aff No. 169

Sworn and subscribed to before me by Rafael Colón Ascar, of legal age, married, as President of BBVA Securities of Puerto Rico, Inc., resident of San Juan, Puerto Rico. Today, Wednesday, 26 of April, 2006.

Notary Public

JUAN CARLOS BOU CARDONA ABOGADO-NOTARIO

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

BBVA Securities of Puerto Rico, Inc.

(a wholly-owned subsidiary of
Banco Bilbao Vizcaya Argentaria, S.A.)

Financial Statements and
Supplemental Information
December 31, 2005

Table of Contents

This report contains (check all applicable boxes):

See also Public report filed simultaneously herewith which contains:
Statement of Financial Condition
Supplemental Report on Internal Control

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
254 Muñoz Rivera Avenue
BBVA Tower, 9th Floor
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Auditors

To the Board of Directors and Stockholder of
BBVA Securities of Puerto Rico, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of BBVA Securities of Puerto Rico, Inc. (the "Company") (a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company has restated its accumulated deficit balance at December 31, 2004 from the amount previously reported on by other auditors. We have audited the adjustment described in Note 2 that was applied to restate the December 31, 2004 accumulated deficit balance. In our opinion, such adjustment is appropriate and has been properly applied. As the prior period financial statements have not been presented herein, the restatement has been effected as an adjustment to the January 1, 2005 accumulated deficit balance.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 27, 2006

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2007
Stamp 2125888 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

BBVA Securities of Puerto Rico, Inc.

(a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 146,167
Money market investments	1,658,599
Cash and cash equivalents	1,804,766
Deposit with clearing broker - restricted	100,000
Accounts receivable	56,150
Securities owned - at market value	3,152,142
Prepaid expenses and other assets	64,369
Employee loans	1,033,636
Property and equipment, net	332,796
Total assets	$ 6,543,859
Liabilities and Stockholder's Equity	
Liabilities - Accounts payable and accrued expenses	$ 494,678
Commitments and contingencies (Notes 11 and 12)	
Stockholder's Equity	
Common stock, $1 par value; authorized 1,000,000 shares, 805,000 shares issued and outstanding	805,000
Additional paid-in capital	6,460,000
Accumulated deficit	(1,215,819)
Total stockholder's equity	6,049,181
Total liabilities and stockholder's equity	$ 6,543,859

The accompanying notes are an integral part of these financial statements.

BBVA Securities of Puerto Rico, Inc.
(a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)
Statement of Operations
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 1,514,512
Principal transactions	1,235,249
Investment banking	229,296
Advisory fees	200,000
Interest and dividends	241,368
Other income	46,719
Total revenues	3,467,144
Expenses	
Employee compensation and benefits	2,653,554
Brokerage, clearing, and exchange	93,997
Communications	204,996
Professional services	174,373
Occupancy and equipment rental	295,481
Advertising	58,565
Depreciation and amortization	49,349
Insurance	48,844
Other operating expenses	303,707
Total expenses	3,882,866
Loss before provision for income taxes	(415,722)
Deferred tax provision	(84,420)
Net loss	$ (500,142)

The accompanying notes are an integral part of these financial statements.

BBVA Securities of Puerto Rico, Inc.
(a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2004, as restated (Note 2)	$ 805,000	$ 6,460,000	$ (715,677)	$ 6,549,323
Net loss	-	-	(500,142)	(500,142)
Balance at December 31, 2005	$ 805,000	$ 6,460,000	$(1,215,819)	$ 6,049,181

The accompanying notes are an integral part of these financial statements.

BBVA Securities of Puerto Rico, Inc.
(a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (500,142)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	49,349
Employee loans disbursed	(800,000)
Forgiveness of employee loans	102,205
Deferred tax provision	84,420
Change in assets and liabilities that increase (decrease) cash	
Decrease in accounts receivable	113,485
Increase in securities owned	(1,204,028)
Increase in prepaid expenses and other assets	(7,535)
Decrease in employees loans	105,107
Increase in accounts payable and accrued expenses	282,995
Total adjustments	(1,274,002)
Net cash used in operating activities	(1,774,144)
Cash flows from investing activities	
Acquisition of property and equipment	(279,466)
Net decrease in cash and cash equivalents	(2,053,610)
Cash and cash equivalents at beginning of year	3,858,376
Cash and cash equivalents at end of year	$ 1,804,766
Supplemental cash flow information	
Interest paid	$ 6,417
Income tax paid	$ -

The accompanying notes are an integral part of these financial statements.

1. Reporting Entity

BBVA Securities of Puerto Rico, Inc. (the "Company") is a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") and was incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and financial advisory services. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company operates in the Commonwealth of Puerto Rico.

The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker and dealer and as an investment advisor in accordance with the Uniform Security Act of Puerto Rico.

The Company does not carry customer accounts and is accordingly exempt from Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision K(2)(ii) of such rule.

2. Restatement to the Accumulated Deficit Balance

The financial statements as of and for the year ended December 31, 2004, not presented herein, were audited by other independent auditors, whose report dated February 22, 2005 expressed an unqualified opinion on those financial statements. The Company has restated the December 31, 2004 accumulated deficit balance by $82,239 to reflect the correction of the accounting for employee loans and interest income.

As a result of this correction, the following adjustments have been made to the previously reported balances as of and for the year ended December 31, 2004.

	December 31, 2004, as previously reported	Adjustment	December 31, 2004, as restated
Other accounts receivable	$ 712	$ 8,803	$ 9,515
Employee loans	$ 531,990	$ (91,042)	$ 440,948
Accumulated deficit	$ 633,438	$ 82,239	$ 715,677
Interest and dividend income	$ 124,676	$ 8,803	$ 133,479
Employee compensation and benefits expense	$ 2,207,601	$ 17,042	$ 2,224,643
Net loss	$ 383,504	$ 8,239	$ 391,743

The correction consisted of the following:

Employee loans - The Company amortized the balance outstanding of employee loans at each employee's anniversary date rather than on a ratably and systematic basis over the contractual term of each loan.

Interest income - The Company did not recognize the correct amount of interest income for investments owned as of December 31, 2004.

Of the amount adjusted, approximately $74,000 relates to years 2003 and prior. As the prior period financial statements have not been presented herein, the restatement has been effected as an adjustment to the opening accumulated deficit balance. These adjustments were audited in connection with the audit of the December 31, 2005 financial statements.

3. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America (US GAAP) and industry practices. Following is a description of the most significant accounting policies followed by the Company:

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Cash equivalents include money market investments.

Money Market Investments
Money market investments consist of fixed-income securities whose original maturity is less than three months. These investments are carried at fair value. At December 31, 2005, money market investments carried by the Company are held with Pershing LLC, the Company's clearing broker.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. A December 31, 2005, there were no amounts receivable and payable for securities that have not reached their contractual settlement date.

Securities owned are carried at market value or estimated fair value, if market value is not readily determinable. The changes in market value are reflected in the statement of operations.

Employee Loans
Employee loans are loans provided to certain employees of the Company as part of their contractual employment. These loans and interest therein are payable on a range from four to eight-year terms at each employee anniversary date. The loans accrue interest at variable rates. If at each employee's anniversary date, the employee is still employed by the Company, the Company is obligated to forgive to the employee an amount equal to the amount payable, including principal and interest at such date under the loan. Loan forgiveness is recognized as part of employee compensation and benefits and recognized by the Company on a ratably and systematic basis during the term of each loan. In the event that the employee leaves the Company prior to his/her last anniversary date on which the employee has the right to earn the remaining portion of the loan balance, the employee shall be obligated to pay on the date of termination the outstanding principal amount of the loan plus all of the interest accrued on the loan.

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives, which range from five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Impairment of Long-Lived Assets
The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition is made. If the sum of the future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, an impairment loss is recognized. The amount of the impairment is the excess of the carrying amount over the fair value of the asset. As of December 31, 2005, there was no indication of impairment as a result of such review.

Commissions
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Advisory Fees
Revenues from advisory fees include fees earned from providing merge-and-acquisition and financial and restructure services. Fees are recorded at the time the services are completed and the income is reasonably determinable.

Income Taxes
The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted laws and rates applicable to periods in which temporary differences will be recovered or settled. A related valuation allowance is recognized when it is more likely than not that the deferred tax asset will not be realized.

Fair Value of Financial Instruments
Assets, including cash and cash equivalents, and other receivables are carried at amounts that approximate fair value. Securities owned are valued at market using quoted market prices for actual or similar instruments. Accrued expenses, other liabilities and all payables are carried at amounts which approximate fair value. At December 31, 2005, the carrying value of employee loans approximates fair value due to the variable-rate feature of the loans.

4. Clearance Agreement

The Company has a clearing agreement (the "Agreement") with Pershing LLC. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission ("SEC"). Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. The Company also maintains a minimum deposit requirement of $100,000 with Pershing LLC. At December 31, 2005, the Company was in compliance with this minimum deposit requirement.

5. Securities Owned

Securities owned at December 31, 2005, carried at market value, are as follows:

Mutual funds (principally fixed income and mortgage backed securities)	$ 2,412,751
Puerto Rico government obligations	693,832
Mortgage-backed securities	45,559
Total	$ 3,152,142

6. Related-Party Transactions

The Company receives technical, operational and consulting services from an affiliate, Banco Bilbao Vizcaya Argentaria Puerto Rico ("BBVAPR") for which it is charged a management and service fee. In addition, BBVAPR pays some expenses on behalf of the Company which are charged by BBVAPR and simultaneously reimbursed to BBVAPR by the Company. For the year ended December 31, 2005, the Company was charged $63,249 by its affiliate for the services indicated above.

Amount due to affiliate, included within accounts payable and accrued expenses in the statement of financial condition, includes amounts payable in connection with lease agreements as described in Note 11, which amounted to $82,847 at December 31, 2005. Amount due from affiliate included within accounts receivable in the statement of financial condition amounted to $44,880 at December 31, 2005. At December 31, 2005, the Company also had $114,890 of cash deposited with BBVA.

Employee loans amounted to $1,033,636 at December 31, 2005. Loan repayments forgiven during the year ended December 31, 2005 and recognized as employee compensation expense amounted to $102,205. As of December 31, 2005, the Company also recognized as employee compensation expense $105,107 of balances to be forgiven during 2006 at each employee's anniversary date.

Employee loan principal balances are forgiven at each employee anniversary date as follows:

Year ending December 31,	
2006	$ 220,448
2007	196,448
2008	152,447
2009	149,200
2010	120,200
Thereafter	300,000
Total	1,138,743
Less: Principal balance at December 31, 2005 to be forgiven in 2006 at each employee's anniversary date	(105,107)
	$ 1,033,636

Refer also to Note 11 for lease agreement with BBVAPR.

7. Property and Equipment

Property and equipment at December 31, 2005 consist of:

	Useful life in years	
Furniture and fixtures	10	$ 97,457
Other equipment	3	139,741
Leasehold improvements	10	296,092
Total property and equipment		533,290
Less: accumulated depreciation and amortization		(200,494)
Property and equipment, net		$ 332,796

8. Employees' Savings Plan

The Company's employees participate in the BBVAPR's savings plan. This savings plan is a defined contribution plan under Section 1165(e) of the Puerto Rico Treasury Department Internal Revenue Code (the "Code"), and is offered to all regular full-time employees who have one year of service. Under the provisions of the plan, participants may contribute to the plan from one to ten percent of their compensation, as defined, and up to the maximum amount permitted by the Code. The Company matches 50% of the amount contributed by the employees up to a maximum of four percent (4%) of the employees' annual base compensation, as defined. In addition, the Company may make annual contributions to plan based on its operating income, as defined in the plan, and these funds are deposited with the plan trust, should this additional contribution is made. The savings plan expense during the year ended December 31, 2005 amounted to $7,842.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, based on the Rule, the Company had net capital of $2,080,892 which was $1,980,892 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .24 to 1 at December 31, 2005.

10. Income Taxes

The Company is subject to Puerto Rico income tax at rates ranging from 22% to 39%. At December 31, 2005, the Company has available net operating losses of approximately $1,253,000 to offset future taxable income, if any, expiring through 2012. A deferred tax asset of $488,717 was recognized at December 31, 2005 for the future tax benefits that may result from such net operating losses carryforward. As of December 31, 2005, this deferred tax asset was fully reserved.

11. Commitments

The Company leases office facilities under a noncancellable operating lease agreement with BBVAPR that expired on April 30, 2005. Rental payments were based on monthly fixed fee of approximately $7,500 plus a variable portion, which is contingent on revenue generated by the Company.

On May 1, 2005, the Company renewed and entered into two new lease agreements that expire on April 30, 2010 and April 30, 2015. Under these agreements, monthly rental payments are $11,242 and $7,750, respectively.

Also, on April 1, 2005 the Company amended and restated a "Lease and Relationship Agreement" with BBVAPR, which provides for the calculation of lease payments for six locations of BBVAPR where the Company serves customers. This lease agreement expires on March 31, 2008. The rental payments per location are equal to the higher of the following (i) a fixed quarterly rent of

$600, payable in monthly installments of $200, or (ii) a variable quarterly payment equal to certain applicable percentage of the total quarterly revenues earned.

Total rent expense for the year ended December 31, 2005 was $268,202.

Future minimum lease payments under these lease agreements are as follows:

Year	
2006	$ 242,306
2007	242,306
2008	231,506
2009	227,906
2010	137,969
Thereafter	403,000
Total	$ 1,484,993

12. Contingencies

In the normal course of business, the Company executes, settles and finances customer, correspondent and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In this situation, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

* * * * *

BBVA Securities of Puerto Rico, Inc.
(a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)
Computation of Net Capital
Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2005

Computation of Net Capital		
Total stockholder's equity from Statement of Financial Condition		$ 6,049,181
Deduct: Stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		6,049,181
Add: Allowable subordinated liabilities		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		6,049,181
Deductions and/or charges		
Nonallowable assets	$ 1,488,022	
Additional charges for customers' and non customers' security accounts	-	
Aged fail-to-deliver	-	
Aged short security differences	-	
Other deductions and/or charges	-	1,488,022
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		4,561,159
Haircuts on securities		
Contractual commitments	$ -	
Subordinated debt	-	
Trading and investment securities		
Exempt investment securities	38,128	
Debt securities	-	
Options	-	
Other securities	2,442,139	
Undue concentration	-	2,480,267
Net capital		$ 2,080,892
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)		$ 32,978
Minimum dollar requirement		$ 100,000
Net capital requirement (greater of two amounts above)		$ 100,000
Net capital		$ 2,080,892
Excess net capital		$ 1,980,892
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 2,031,425

Continued

Computation of Aggregate Indebtedness	
Aggregate indebtedness from Statement of Financial Condition	$ 494,678
Add: Drafts for immediate credit	-
Market value of securities borrowed where no equivalents is paid or credited	-
Payable to brokers and dealers and clearing broker	-
Other	-
Total aggregate indebtedness	$ 494,678
Ratio: Aggregate indebtedness to net capital	24%
Schedule of Nonallowable Assets	
Cash	$ 1,071
Receivable from brokers, customers and others, net	56,150
Prepaid expenses and other assets	64,369
Employee loans	1,033,636
Property and equipment, net	332,796
Total nonallowable assets	$ 1,488,022

* No material differences exist between the above computations and those included in the Company's unaudited December 31, 2005, amended Focus Report filed on February 5, 2006.

BBVA Securities of Puerto Rico, Inc.

(a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2005

The Company is exempt from the provisions of Rule 15c-3-3 under Securities Act 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.